UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STEINWAY MUSICAL INSTRUMENTS, INC.

(Names of Subject Company (issuer))

KSTW ACQUISITION, INC.

(Name of Filing Persons (Offeror)) a wholly owned indirect subsidiary of

KSTW HOLDINGS, INC.

(Name of Filing Persons (Parent of Offeror))

KOHLBERG INVESTORS VII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

KSTW Acquisition, Inc.

KSTW Holdings, Inc.

c/o Kohlberg & Company

111 Radio Circle

Mount Kisco, New York 10549

Attention: Christopher W. Anderson

(914) 241-7430

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$458,488,240.00	$62,537.80

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by multiplying the offer price of $35.00 per share of common stock of Steinway Musical Instruments, Inc. (“Steinway”), par value $0.001 per share, (“Shares”) by 13,099,664 Shares, which, based on information provided by Steinway as of June 27, 2013, is the sum of (i) 12,475,114 Shares outstanding and (ii) 624,550 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, is calculated by multiplying the Transaction Valuation by .00013640.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by KSTW Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of KSTW Holdings, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Steinway Musical Instruments, Inc., a Delaware corporation (“Steinway”), at a price of $35.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 15, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Steinway Musical Instruments, Inc.

800 South Street

Suite 305

Waltham, MA 02453-1439

(781) 894-9770

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of June 27, 2013, based on information provided by Steinway, there were 12,475,114 Shares issued and outstanding and 624,550 Shares authorized and reserved for issuance pursuant to options to purchase Shares. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 1 (“Terms of the Offer”)

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 4 (“Withdrawal Rights”)

THE TENDER OFFER — Section 5 (“Certain United States Federal Income Tax Consequences”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements — Merger Agreement”)

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Steinway”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Steinway”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Steinway”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER— Section 12 (“Purpose of the Offer; Plans for Steinway”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Steinway”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Steinway”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Steinway”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Steinway”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Steinway with the Securities and Exchange Commission on July 2, 2013.

Item 8.	Interest to Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Steinway”)

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Steinway”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Steinway”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15 2013

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on July 15, 2013

(a)(5)(A)	Press Release issued by Steinway Musical Instruments, Inc. on July 1, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by KSTW Acquisitions, Inc. with the Securities and Exchange Commission on July 2, 2013)

(a)(5)(B)	Letter to the dealers and partners of Steinway & Sons, dated July 12, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by KSTW Acquisitions, Inc. with the Securities and Exchange Commission on July 12, 2013)

(a)(5)(C)	Letter to the dealers and partners of Conn-Selmer, dated July 12, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by KSTW Acquisitions, Inc. with the Securities and Exchange Commission on July 12, 2013)

(a)(5)(D)	Press Release by KSTW Acquisitions, Inc. on July 15, 2013

(b)(1)	Commitment Letter, dated July 15, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc., MIHI LLC, Macquarie Capital (USA) Inc., Credit Suisse Securities (USA) LLC and Credit Suisse AG

(b)(2)	Commitment Letter, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and General Electric Capital Corporation

(b)(3)	Equity Commitment Letter, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and Kohlberg Investors VII, L.P.

(d)(1)	Agreement and Plan of Merger, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and Steinway Musical Instruments, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on July 2, 2013)

(d)(2)	Confidentiality Agreement, dated May 9, 2013, between Steinway Musical Instruments, Inc. and Kohlberg Management VII, L.P.

(d)(3)	Rights Agreement dated September 26, 2011 between Steinway Musical Instruments, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, including the Form of Certificate of Designations of Participating Preferred Stock, the Form of Right Certificate, and the Summary of Rights to Purchase Preferred Shares, respectively attached thereto (incorporated by reference to Exhibit 4.1 to the Form 8-A12G filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on September 27, 2011)

(d)(4)	Amendment No. 1 to Rights Agreement dated February 20, 2013, between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on February 22, 2013)

(d)(5)	Amendment No. 2 to Rights Agreement dated June 30, 2013 between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on July 2, 2013)

(d)(6)	Limited Guaranty, dated June 30, 2013, by and between Kohlberg Investors VII, L.P. and Steinway Musical Instruments, Inc.

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2013

KSTW ACQUISITION, INC.

By:	/s/ Christopher Anderson
	Name:	Christopher Anderson
	Title:	President

KSTW HOLDINGS, INC.

By:	/s/ Christopher Anderson
	Name:	Christopher Anderson
	Title:	President

KOHLBERG INVESTORS VII, L.P.

By:	Kohlberg Management VII, L.P.,
its General Partner

By:	Kohlberg GP Management VII, L.L.C.,
its General Partner

By:	/s/ Christopher Anderson
	Name:	Christopher Anderson
	Title:	Vice President

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15 2013

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on July 15, 2013

(a)(5)(A)	Press Release issued by Steinway Musical Instruments, Inc. on July 1, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by KSTW Acquisitions, Inc. with the Securities and Exchange Commission on July 2, 2013)

(a)(5)(B)	Letter to the dealers and partners of Steinway & Sons, dated July 12, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by KSTW Acquisitions, Inc. with the Securities and Exchange Commission on July 12, 2013)

(a)(5)(C)	Letter to the dealers and partners of Conn-Selmer, dated July 12, 2013 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by KSTW Acquisitions, Inc. with the Securities and Exchange Commission on July 12, 2013)

(a)(5)(D)	Press Release by KSTW Acquisitions, Inc. on July 15, 2013

(b)(1)	Commitment Letter, dated July 15, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc., MIHI LLC, Macquarie Capital (USA) Inc., Credit Suisse Securities (USA) LLC and Credit Suisse AG

(b)(2)	Commitment Letter, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and General Electric Capital Corporation

(b)(3)	Equity Commitment Letter, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and Kohlberg Investors VII, L.P.

(d)(1)	Agreement and Plan of Merger, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and Steinway Musical Instruments, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on July 2, 2013)

(d)(2)	Confidentiality Agreement, dated May 9, 2013, between Steinway Musical Instruments, Inc. and Kohlberg Management VII, L.P.

(d)(3)	Rights Agreement dated September 26, 2011 between Steinway Musical Instruments, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, including the Form of Certificate of Designations of Participating Preferred Stock, the Form of Right Certificate, and the Summary of Rights to Purchase Preferred Shares, respectively attached thereto (incorporated by reference to Exhibit 4.1 to the Form 8-A12G filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on September 27, 2011)

(d)(4)	Amendment No. 1 to Rights Agreement, dated February 20, 2013 between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on February 22, 2013)

(d)(5)	Amendment No. 2 to Rights Agreement dated June 30, 2013 between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Steinway Musical Instruments, Inc. with the Securities and Exchange Commission on July 2, 2013)

(d)(6)	Limited Guaranty, dated June 30, 2013, by and between Kohlberg Investors VII, L.P. and Steinway Musical Instruments, Inc.

(g)	None

(h)	None